

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 24, 2017

<u>Via E-mail</u>
Mr. Michael J. Schmidtlein
Chief Financial Officer
EnerSys
2366 Bernville Road
Reading, Pennsylvania 19605

> **Re: EnerSys**
> **Form 10-K for the Fiscal Year Ended March 31, 2017**
> **Filed May 30, 2017**
> **File No. 001-32253**

Dear Mr. Schmidtlein:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery